UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

National CineMedia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

635309107

(CUSIP Number)

Michael D. Cavalier

Senior Vice President, General Counsel and Secretary

Cinemark Holdings, Inc.

3900 Dallas Parkway, Suite 500

Plano, Texas 75093

(972) 665-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Names of Reporting Persons Cinemark Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,682,668 shares

	8	Shared Voting Power -0- shares

	9	Sole Dispositive Power 18,682,668 shares

	10	Shared Dispositive Power -0- shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,682,668 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 24.4%

14	Type of Reporting Person (See Instructions) HC

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission on March 28, 2011 (as so amended, the “Schedule 13D”) by Cinemark Holdings, Inc. (the “Reporting Person”) with respect to the common stock, par value $0.01 per share of the Issuer (the “Common Stock”)  is being filed by the Reporting Person to report additional information under Items 3, 4 and 5(a).  Capitalized terms used but not otherwise defined herein shall have their respective meanings under the Schedule 13D or the Common Unit Adjustment Agreement filed as Exhibit 1 to the Schedule 13D, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On March 15, 2012, pursuant to the Common Unit Adjustment Agreement, the Reporting Person received, through its wholly owned subsidiaries, Cinemark Media, Inc.,  and Cinemark USA, Inc., from National CineMedia, LLC 598,724 newly issued NCM Units in accordance with the 2011 Annual Adjustment.  In accordance with the terms of the Common Unit Adjustment Agreement, no payments were made by or on behalf of any party in exchange for the NCM Units received by the Reporting Person pursuant to the 2011 Annual Adjustment.

On March 14, 2013, pursuant to the Common Unit Adjustment Agreement, the Reporting Person received, through its wholly owned owned subsidiaries, Cinemark Media, Inc., and Cinemark USA, Inc., from National CineMedia, LLC 588,024 newly issued NCM Units in accordance with the 2012 Annual Adjustment.  In accordance with the terms of the Common Unit Adjustment Agreement, no payments were made by or on behalf of any party in exchange for the NCM Units received by the Reporting Person pursuant to the 2012 Annual Adjustment.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Person acquired the NCM Units in accordance with the Annual Adjustments in 2011 and 2012 for investment purposes pursuant to the terms of the Common Unit Adjustment Agreement.  Apart from continuing to give effect to the Common Unit Adjustment Agreement, there are no plans or proposals that would relate to or result in any of the events enumerated in Item 4(a)-(j).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a)      Including the 1,186,748 NCM Units that the Reporting Person received pursuant to the Annual Adjustments in 2011 and 2012, the Reporting Person currently may be deemed to beneficially own 18,682,668 shares of Common Stock.  NCM Units are immediately redeemable on a one-for-one basis for shares of Common Stock, or a cash payment equal to the market price of the shares of Common Stock.  Cinemark’s beneficial ownership of 18,682,668 shares of Common Stock equals approximately 24.4% of the Issuer’s issued and outstanding shares of Common Stock on an as-converted basis as of the filing date.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission that any executive officer or director of the Reporting Person or any of its subsidiaries listed on Schedule A hereto, is the beneficial owner of the Common Stock subject of this Amendment No. 1 for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Schedule A

Directors and Executive Officers

The name, principal occupation and business address of each director and executive officer of the Reporting Person are set forth below.  All of the persons listed below are citizens of the United States of America, unless otherwise indicated.

Name	Business Address	Present Principal Occupation and Position(s) with Reporting Person
Vahe A. Dombalagian	Three First National Plaza, Suite 4600 Chicago, IL 60602	• Managing Director of Madison Dearborn Partners, LLC • Director of Reporting Person

Peter R. Ezersky	1065 Avenue of the Americas, 34th Floor New York, NY 10018	• Managing Principal of Quadrangle Group LLC • Director of Reporting Person

Carlos M. Sepulveda	12770 Merit Dr., Suite 1000 Dallas, TX 75251	• President and Chief Executive Officer of Interstate Battery System International, Inc. • Director of Reporting Person

Benjamin D. Chereskin	400 N. Michigan Ave., Suite 620 Chicago, IL 60611	• President of Profile Management LLC • Director of Reporting Person

Raymond W. Syufy	150 Pelican Way San Rafael, CA 94901	• Chief Executive Officer of Syufy Enterprises • Director of Reporting Person

Steven P. Rosenberg	1480 Justin Rd. Rockwall, TX 75087	• President of SPR Ventures Inc. • Director of Reporting Person

Enrique F. Senior	711 Fifth Avenue New York, NY 10022	• Managing Director of Allen & Company LLC • Director of Reporting Person

Donald G. Soderquist	201 S. 19th Street, Suite P Rogers, AR 72758	• Business Counselor for OnCourse, LLC • Director of Reporting Person

Roger T. Staubach	8343 Douglas Avenue #100 Dallas, TX 75225	• Executive Chairman of Jones Lang LaSalle • Director of Reporting Person

Lee Roy Mitchell	3900 Dallas Parkway, Suite 500 Plano, TX 75093	• Executive Chairman of the Board • Director of Reporting Person

Tim Warner	3900 Dallas Parkway, Suite 500 Plano, TX 75093	• Chief Executive Officer; President and Chief Operating Officer

Robert Copple	3900 Dallas Parkway, Suite 500 Plano, TX 75093	• Chief Finanacial Officer; Executive Vice President; Treasurer; Assistant Secretary

Valmir Fernandes	3900 Dallas Parkway, Suite 500 Plano, TX 75093	• President - Cinemark International, L.L.C

Michael Cavalier	3900 Dallas Parkway, Suite 500 Plano, TX 75093	• Senior Vice President – General Counsel; Secretary

Tom Owens	3900 Dallas Parkway, Suite 500 Plano, TX 75093	• Senior Vice President – Real Estate

Steve Bunnell	3900 Dallas Parkway, Suite 500 Plano, TX 75093	• Senior Vice President – Global Content Programming

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2013	CINEMARK HOLDINGS, INC

	By:	/s/ Michael D. Cavalier
	Name:	Michael D. Cavalier
	Title:	Senior Vice President - General Counsel and Secretary